SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CLAREMONT TECHNOLOGIES, CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   180239 10 5
                                  (CUSIP NUMBER)

                                 MARIBEL  JORDAN
                        349 WEST GEORGIA STREET, SUITE 3362
                    VANCOUVER, BRITISH COLUMBIA V6B 3Y3 CANADA
                                 (604) 484-2899
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 12, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  180239 10 5

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Daniel J. Steer                           N/A

--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[x]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC

--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada

--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            1,000
SHARES           ---------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       3,151,000
REPORTING        ---------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      1,000
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         3,151,000

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
         1,000

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         0.004%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN

--------------------------------------------------------------------------------

CUSIP NO.  180239 10 5

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        DJ Modern Mill Consultants, Inc.              N/A

--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[x]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC

--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Province of British Columbia, Canada

--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            3,151,000
SHARES           ---------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING        ---------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      3,151,000
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
         3,151,000

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         12.6%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         CO

--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of Claremont Technologies, Corp. ("Claremont"). The principal executive offices of Claremont are located at #231 6540 East Hastings Street, Burnaby, British Columbia, Canada V5B 4Z5.

ITEM  2.  Identity  and  Background

(a)-(c)  This Statement in Schedule 13D  is being filed by Mr. Daniel J. Steer
and  by  DJ Modern Mill Consultants, Inc.   Mr. Steer's  and  DJ  Modern  Mill
Consultant's business address is 1374 Cartier Place, Vancouver, British Columbia, Canada V6P 2N9. Mr. Steer serves as the company's director.

(d)-(e)  During  the last five years, Mr. Steer and DJ Modern Mill Consultants,
Inc.: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Steer is a citizen of Canada and DJ Modern Mill Consultants, Inc. is a Canadian corporation, organized and duly registered under the Provincial laws of British Columbia, Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Steer  acquired  1,000  shares  of  Claremont common stock in exchange for
1 share of common stock of Safe Cell Tab, Inc. pursuant to an amended Share Exchange Agreement dated March 12, 2004. DJ Modern Mill Consultants Inc., which Mr. Steer owns 75% interest, acquired 3,151,000 shares of Claremont Technologies Corp. in exchange for 3,151 shares of common stock of Safe Cell Tab, Inc. pursuant to a amended Share Exchange Agreement dated March 12, 2004 which
is incorporated  by  reference  to a Form 8K filed March 26, 2004.   The  total
shares owned together by Mr. Steer and DJ Modern Mill Consultants, Inc. is 3,152,000. There was no source of amount of funds or other compensation.

ITEM  4.  Purpose  of  Transaction

Purchaser acquired the securities of Claremont Technologies Corp. for investment purposes and the transaction was undertaken to provide Mr. Steer, a director,
and officer with an interest in Claremont Technologies Corp.   Depending on
general market and  economic  conditions affecting  Claremont Technologies
Corp. and other relevant factors, Mr. Steer may purchase additional securities of Claremont Technologies Corp. or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Steer does not have any plans or proposals which relates to or result in:

(a) the acquisition by any person of additional securities of Claremont Technologies Corp., or the disposition of securities of Claremont Technologies Corp.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Claremont Technologies Corp.;

(c) a sale or transfer of material amount of assets of Claremont Technologies, Corp.;

(d) any change in the present board of directors or management of Claremont Technologies Corp., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Claremont Technologies Corp.;

(f) any other material changes in Claremont Technologies Corp.'s business or corporate structure;

(g) changes in Claremont Technologies Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Claremont Technologies Corp. by any person;

(h) causing a class of securities of Claremont Technologies Corp. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Claremont Technologies Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.


ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Steer beneficially owns 3,152,000 shares of Claremont Technologies Corp., of which 1,000 shares are owned directly by Mr. Steer and 3,151,000 shares are owned by DJ Modern Mill Consultants, Inc. Mr. Steer has shared power to direct the vote and disposition of all shares held by DJ Modern Mill Consultants, Inc. by virtue of his ownership of 75% of the voting stock of DJ Modern Mill Consultants, Inc. and due the fact that Mr. Steer is the sole director and officer of DJ Modern Mill Consultants, Inc.

	DJ Modern Mill Consultants, Inc. beneficially owns 3,151,000 shares of Claremont Technologies, Corp., all of which are held directly by DJ Modern Mill
Consultants,  Inc.   DJ  Modern  Mill  Consultants,  Inc.  disclaims beneficial ownership of shares owned directly by Mr. Steer, but is included as a reporting person because it may be considered a member of a group including itself and Mr. Steer due to the fact that Mr. Steer has shared power to direct the voting and disposition of shares owned by DJ Modern Mill Consultants, Inc.

	The common shares directly owned by Mr. Steer of 1,000 shares constitute approximately 0.004% of the total number of shares of Claremont Technologies, Corp., based upon 25,000,000 outstanding as of March 19, 2004. The common shares directly owned by DJ Modern Mill Consultants, Inc. of 3,151,000 shares constitute approximately 12.6% of the total number of shares of
Claremont Technologies, Corp.   Mr. Steer  directly and indirectly beneficially
owns 3,152,000 shares of Common Stock of Claremont Technologies, Corp., constituting 12.6% of the total outstanding shares of Claremont Technologies Corp based upon 25,000,000 shares.

(b) Mr. Steer has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Steer.

(c) Mr. Steer acquired the Common Stock as a result of the transactions discussed in ITEM 4, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly or indirectly owned by Mr. Steer.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Exchange Agreement dated August 22, 2003, between Claremont Technologies, Inc. and Safe Cell Tab, Inc.
     Exhibit 2(2) Amended Share Exchange Agreement dated March 12, 2004 between Claremont Technologies, Inc. and Safe Cell Tab, Inc.


     (1)  Filed  as  Exhibit 2.1 to the report on Form 8-K filed on September 4,
2003
     (2)  Filed  as  Exhibit 2.2 to the report on Form 8-K filed on March 26,
2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2004

                        By:  /s/  Daniel J. Steer
                        -----------------------
                        Shareholder and Director

                        By:  /s/  Daniel J. Steer
                        -----------------------
                        Shareholder, Director and
                        President of DJ Modern Mill Consultants Inc.